Exhibit 99.2

Alpha Technology Group Limited

(the “Company”)

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
OF THE COMPANY FOR AN EXTRAORDINARY GENERAL MEETING OF
SHAREHOLDERS OF THE COMPANY TO BE HELD ON NOVEMBER 4, 2024

The undersigned shareholder of the Company, hereby acknowledges receipt of the notice of an Extraordinary General Meeting of the Company (the “Meeting”) (the “Notice”) and the proxy statement, each dated October 15, 2024, 2024, and hereby appoints Tsang Chun Ho, Anthony or Choi Tan Yee, as proxy (the “Proxy”), with full power of substitution, on behalf and in the name of the undersigned, to represent the undersigned at the Meeting of the Company to be held on November 4, 2024, at 10:00 a.m. local time, in person at 22/F, Euro Trade Centre, 13-14 Connaught Road Central, Central, Hong Kong, and to vote all ordinary shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below and, (ii) in the discretion of any proxy if no direction is given and upon such other business as may properly come before the Meeting, as set forth in the Notice of the Meeting and in the proxy statement furnished herewith.

This proxy card (“Proxy Card”) must be signed by the person registered in the register of members of the Company at the close of business on October 31, 2024 (Eastern Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney.

1.

RESOLVED THAT the Memorandum and Articles of Association of the Company be amended and restated by the deletion of Clause 8 of the existing Second Amended and Restated Memorandum and Articles of Association (the “Current Effective M&AA”) in its entirety, and references to Clause 8 in Clause 12 of the Current Effective M&AA, which reflects the amendment on the shareholding requirement for variation of rights of shares of the Company.

For ☐	Against ☐	Abstain ☐

2.

RESOLVED THAT SUBJECT TO THE PASSING OF RESOLUTION 1, the following resolutions be and hereby authorised and approved:

(a) the Company’s maximum number of shares authorised to be issued being 1,500,000,000 shares of US$0.0001 par value each, be and is hereby re-classified and re-designated as 1,500,000,000 shares in aggregate divided into 900,000,000 Class A ordinary shares with a par value of US$0.0001 each with 1 vote per share (“Class A Ordinary Shares”), and 600,000,000 Class B ordinary shares with a par value of US$0.0001 each with 20 votes per share (“Class B Ordinary Shares”), and THAT the current issued and outstanding 16,462,500 ordinary shares of par value of US$0.0001 each be and are re-classified and re-designated as Class A Ordinary Shares;

For ☐	Against ☐	Abstain ☐

(b) the Memorandum and Articles of Association of the Company be amended and restated by the deletion of the Current Effective M&AA in their entirety and the substitution in their place of the Third Amended and Restated Memorandum and Articles of Association in the form attached as Appendix A to the proxy statement, which reflects the reclassification and redesignation of the Company’s authorised shares;

For ☐	Against ☐	Abstain ☐

(c) the 1,200,000 Class A Ordinary Shares held by Tsang Chun Ho, Anthony be surrendered for nil consideration, and the issuance of 1,200,000 Class B Ordinary Shares to Tsang Chun Ho, Anthony.

For ☐	Against ☐	Abstain ☐

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727.269.5616

TO VOTE BY MAIL: Please sign, date, and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N

Suite 140

Clearwater FL 33764

To vote in person at the meeting: You can attend the Meeting and vote in person. However, if your shares are held in the name of your broker, bank or other nominee, you will need to obtain a proxy form from the institution that holds your shares indicating that you were the beneficial owner of the Company’s ordinary shares on the record date for voting at the Meeting.

IMPORTANT: For this Proxy to be valid, the duly completed and signed Proxy Card must be received before the time appointed for holding the Meeting or any adjournment of the Meeting.

Please date this Proxy Card and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. In the case of a shareholder that is not a natural person, this proxy card must be executed by a duly authorized officer or attorney of such entity. Executors, administrators, trustees, guardians, and others signing in a representative capacity should give their full titles.

Dated:
Shareholder Name:
Signature of Shareholder:
Signature of Joint Shareholder: